INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON EQUIFUND CROWD FUNDING PORTAL ONLY. DO NOT COPY OR DISTRIBUTE.

OFFERING STATEMENT

Taste of Nature, Inc.



Offering of a
Minimum of 20,000 Shares of Class A Common Stock ($20,000)
up to a
Maximum of 3,000,000 Shares of Class A Common Stock ($3,000,000)

Address for Notices and Inquiries:

Taste of Nature, Inc.

Scott Samet
President
2828 Donald Douglas Loop N,
Suite A, Santa Monica, CA 90405
310.396.4433
www.tasteofnatureinc.com

With a Copy of Notices to:

Bevilacqua PLLC

Louis A. Bevilacqua, Esq.
1050 Connecticut Ave., NW, Suite 500
Washington, DC 20036
202.869.0888
lou@bevilacquapllc.com

The date of this Offering Statement is November 3, 2022

OFFERING STATEMENT
TASTE OF NATURE, INC.

Offering of a
Minimum of 20,000 Shares of Class A Common Stock ($20,000)
up to a
Maximum of 3,000,000 Shares of Class A Common Stock ($3,000,000)

	Offering Price	Crowdfunding Platform Commissions [1]	Proceeds to Company [2]
Per Share of Class A Common Stock	$1.00	$0.07	$0.93
Minimum Shares of Class A Common Stock Sold	$20,000	$1,400	$18,600
Maximum Shares of Class A Common Stock Sold	$3,000,000	$210,000	$2,790,000

We are offering shares of our class A common stock at a price per share of $1.00. We are offering a minimum of 20,000 shares for $20,000 and up to a maximum of 3,000,000 shares for $3,000,000. The minimum investment that you may make is $500.00. We are offering the shares of our class A common stock to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof, which we refer to as the Platform. The Intermediary, who operates the Platform, is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. We are required to pay a commission to the Intermediary equal to 7% of gross monies raised in the offering and to issue to the Intermediary a number of shares of our class A common stock equal to 7% of the total shares of class A common stock sold in the offering.

[1]   In addition to the commission payable to the Intermediary, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $21,400 if the target amount is raised and approximately $210,000 if the maximum amount is raised, not including marketing costs. We are also required to issue to the Intermediary as additional consideration a number of shares of our class A common stock equal to 7% of the shares sold in the offering.

[2]   No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the Intermediary with Enterprise Bank, who we refer to as the escrow agent, in compliance with applicable securities laws, until the minimum offering amount is reached. The subscription amount for the shares may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and will be held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $20,000 minimum amount being received in the escrow account from qualified investors, which qualified investors may include executive officers and directors of our company and their affiliates. This offering may be closed at any time after the minimum number of shares of class A common stock is sold, in one or more closings, and on or before September

30, 2023. If we do not raise the minimum amount offered by September 30, 2023, then we will return all funds received in the escrow account to investors without interest.

The date of this offering statement is November 3, 2022

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Subscription Agreement

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at http://www.equifund.com/ and each subdomain thereof. EquiFund Crowd Funding Portal Inc., which, collectively with its subsidiaries and affiliates, we refer to as EquiFund or the Intermediary, operates the Platform and is registered with the SEC and is a funding portal member of FINRA.

Taste of Nature, Inc., which we refer to as TON, the Company, we, or us, is the issuer in this offering. We were founded in 1992 and are 30-year-old confectionery and snack company which boasts a portfolio of multiple category-leading brands. We've licensed our products with top brands such as Mars-Wrigley and aim to partner with additional brands to increase our product line. We are offering shares of our class A common stock at a price per share of $1.00 with a minimum investment of $500.00 required. We are offering a minimum of $20,000 of our class A common stock and a maximum of $3,000,000 of our class A common stock.

We are offering shares of our class A common stock in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The shares being offered may not be transferred by any investor during the one year period beginning when the shares are issued, unless the shares are transferred: (i) to our Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the shares.

No person other than our Company has been authorized to provide prospective investors with any information concerning our company or the offering or to make any representation not contained in this offering statement. To invest in the shares being offered, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the shares and (iii) execute the subscription documents. We reserve the right to modify any of the terms of the offering and the subscription documents at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of our Company or the Intermediary. Neither the delivery of this offering statement at any time nor any sale of securities under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Company	Our corporate name is Taste of Nature, Inc. We are a California corporation that was formed on June 22, 1992. We are a 30-year-old confectionery company which boasts a portfolio of multiple category-leading brands. We've licensed our products with top brands such as Mars-Wrigley and aim to partner with additional brands to increase our product line.
Use of Proceeds	We are seeking financing through the sale of the shares of our class A common stock (as described below under Securities Offered) to provide funding for the expansion of our manufacturing capacity and ramping up our sales and marketing.
Securities Offered	Shares of class A common stock of our company for $1.00 per share in a minimum amount per investor of $500.00.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is shares 20,000 class A common stock or $20,000. We will accept subscriptions in excess of the targeted amount in our discretion. The maximum offering amount is 3,000,000 shares of our class A common stock or $3,000,000.
Low Target Amount; No other funds may be Raised	The initial purchasers of our class A common stock in this offering risk that we will not raise sufficient funds to sustain the growth of our company. The minimum amount of securities that must be sold for our company to accept subscriptions is $20,000 of securities. Once we raise the $20,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital in the future. Our officers and directors may invest in this offering and any funds that they invest would be counted toward our achievement of the minimum offering amount.
Authorized Capitalization	As of the date of this offering statement, our authorized capital stock consists of 1,500 shares of common stock, without par value. As of the date of this offering statement, a total of 500 shares of our common stock are issued and outstanding. At or prior to the initial closing of this offering we will amend and restate our articles of incorporation. A copy of the form of amended and restated articles of incorporation is attached to the subscription agreement (Exhibit B to this offering statement) as Exhibit A thereto. Pursuant to the amended and restated articles of incorporation, prior to the initial closing of this offering, we will amend our articles to, among other things, (i) increase our authorized capital stock to 175,000,000 shares of common stock and 50,000,000 shares of blank check preferred stock, (ii) divide our common stock into non-voting class A

	common stock of which there will be authorized 100,000,000 shares and voting class B common stock of which there will be 75,000,000 authorized shares, and (iii) effect a 50,000 for 1 forward split of our stock. Accordingly, immediately following the consummation of this offering, if the full $3,000,000 is raised in the offering, we will have outstanding 3,000,000 shares of class A common stock and 50,000,000 shares of class B common stock.
Dividends	Subject to compliance with the applicable provisions of California law, the Company has agreed in the subscription agreement to pay investors in this offering a dividend per share of class A common stock acquired in the offering equal to $0.05 on or about the first anniversary of the final closing of the 0ffering. Holders of class B common stock of the Company have agreed to waive their right to participate in this particular dividend but will have the right to participate in dividends in the future. We are not obligated and have not agreed to pay any dividends other than the dividend referred to above.
Voting and Control	Investors in this round will receive class A common stock with no voting rights. Holders of class B common stock are entitled to ten votes per share of class B common stock. We do not have any voting agreements in place. We do not have any shareholder agreements in place.
Drag Along Right	The subscription agreement for the offering contains a drag along right that gives the holders of a majority of the outstanding class B common stock a right to force the holders of class A common stock to participate in a sale of the company on terms negotiated by the holders of the class B common stock. This right includes the right to cause the holders of class A common stock to sign all requisite transaction documents relating to the sale of the company and grants any officer of the company a power of attorney to sign on behalf of the holders of class A common stock if they fail to sign within the requisite time periods.
No Anti-Dilution Rights	The shares of class A common stock do not have anti-dilution rights, which means that future equity financings will dilute your ownership percentage of our company.
Board of Directors; Management Team; Board of Advisors	The business and affairs of our Company are managed, and all corporate powers are exercised by or under the direction of our board of directors. The current board members are Scott Samet and Douglas Chu who also serve as officers of our company. They are the President and Vice President respectively.
Shares Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the securities in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section. The following limitations apply to investment amounts by individual investors who are not accredited investors:

	• Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to:
	
	• If either their annual income or net worth is less than $107,000, then the greater of:
	
	    • $2,200 or
	
	    • 5 percent of the greater of their annual income or net worth.
	
	• If both their annual income and net worth are equal to or more than $107,000, then 10 percent of the greater of their annual income or net worth.
	
	The aggregate amount of securities sold to all investors during the 12-month period preceding the date of such offer or sale, including the securities offered in this offering, shall not exceed $5,000,000.

Transfer Restrictions	The securities will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The securities may not be transferred by any purchaser of such securities during the one- year period from when the securities were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act.
High-Risk Investment	An investment in the securities involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.

THE COMPANY

1. **Name of Issuer.**

The name of the issuer is Taste of Nature, Inc. The issuer is a California corporation.

ELIGIBILITY

2. **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [__] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

Scott Samet, Chairman of the Board   **Dates of Board Service: June 1992 - Present**

Mr. Samet has 30 years of experience selling, distributing, merchandising, and marketing confectionery and pet products to a wide array of retail outlets in North America and internationally as well. He manages a nationwide sales force and has been successful in penetrating all classes of trade. He co-founded the company in 1992 with an initial capitalization of a mere $15,000. Prior to 1992, Mr. Samet was a Financial Analyst with Bankers Trust in the mergers & acquisitions group. In 2012 Mr. Samet helped develop Cookie Dough Bites® Factory – a mobile gaming app which became the #1 Game for kids on the iPad and iPhone within 2 weeks of launch and has garnered over 2.5 million worldwide downloads within the first 5 months of launch.

Mr. Samet's Business Experience for the Last Three Years
    Employer: Taste of Nature, Inc.
    Employer's Principal Business: Confectionery / Novelty Candies.

Title: Chief Executive Officer and President.
Dates of Service: June 1992 – present
Responsibilities: Lead and manage sales, business development and strategic planning.

Education: Wharton School of the University of Pennsylvania: Bachelor of Science in Economics.

Douglas Chu, Board Member   **Dates of Board Service: June 1992 - Present**

Mr. Chu has 30 years of experience manufacturing, distributing, merchandising, and marketing confectionery products to a wide array of retail outlets in North America and internationally as well. He also oversees all aspects of supply chain management, finance, and production for the company. He co-founded the company in 1992 with an initial capitalization of a mere $15,000. Prior to 1992, Mr. Chu was a Financial Analyst with Bankers Trust in the media & entertainment group.

Mr. Chu's Business Experience for the Last Three Years
Employer: Taste of Nature, Inc.
Employer's Principal Business: Confectionery / Novelty Candies.
Title: Vice President and Secretary.
Dates of Service: June 1992 – present
Responsibilities: Lead and manage operations and finance.

Education: Wharton School of the University of Pennsylvania: Bachelor of Science in Economics.

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Scott Samet, our Chief Executive Officer and President, and Douglas Chu, our Vice President and Secretary, are our only executive officers. Their detailed biographies appear above in response to question 4 of this offering statement.

PRINCIPAL SECURITY HOLDERS

6.   **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

NAME	NUMBER OF SHARES	PERCENTAGE OF VOTING POWER PRIOR TO OFFERING
Scott Samet	500	50%
Douglas Chu	500	50%

As disclosed elsewhere in this offering statement, at or prior to the closing of this offering, we will file amended and restated articles of incorporation that will, among other things, increase our authorized share capital, divide our common stock into class A non-voting common stock and class B voting common stock and effect a 50,000 for 1 forward split of our outstanding common stock. As a result, we will have

50,000,000 shares of class B common stock outstanding immediately prior to the initial closing of this offering held one-half or 25,000,000 shares by each of the persons named in the table above.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Our Company

Our corporate name is Taste of Nature, Inc. and we were formed as a California corporation on June 22, 1992. We are a 30-year-old confectionary company that boasts a portfolio of multiple category-leading brands. After selling only in theaters, the Cookie Dough Bites candy was added to huge retailers - Blockbuster, Walmart, and an assortment of grocery and convenience stores. Today, the company's products can be found in more than 45 countries across six continents. We are either an industry leader, or a top-five brand, in niche candy categories that many consumer-packaged goods, or CPG, brands aren't already in; namely edible cookie dough, cotton candy, and chocolate-covered gummy bears. With a solid lineup of existing product formats, management's newly announced licensing deal with Mars-Wrigley opens an opportunity to drive higher-margin growth. Based on two of Mars' biggest-selling non-chocolate brands, Skittles and Starburst, Taste of Nature introduced two new cotton candies earlier this year. Further boosting those Mars-branded products, and upcoming in the first quarter of 2023, we obtained the rights to launch M&Ms, Twix- and Snickers-branded "poppable" cookie dough snacks. And those are added to the new Snickers-, Twix- and M&Ms-branded spoonable cookie dough (similar to Doughlish).

We have never accepted outside equity investment capital prior to this offering although we have obtained debt financing in the past and currently have outstanding indebtedness.

We expect to generate revenue which would be sufficient to sustain our operations for at least the next 12 months.

Our Industry

In 1947, the US "Food & Kindred Products" industry added $9,024,912 to the economy – $119,904,252 in 2022 dollars and employed 1,441,847 people. Today, the sector (now called consumer staples) contributes $2 trillion to US GDP, supports 20.4 million jobs, and feeds billions around the world. But after decades of outperformance, the consumer staples industry has struggled to grow since 2009. From 2000 through 2009, consumer staples grew economic profit 10.4% per year, and outperformed the S&P 500 by 55.94%.



From 2010 to 2019 economic profit dropped to 3.2% per year, and in the stock market, it underperformed the S&P by 81.04%, a trend that has only worsened.



In June 2022, the Department of Agriculture (USDA) reported that the food-at-home Consumer Price Index (CPI) reached 13.1%, up from only 1.4% in June 2021. Although the USDA predicts the food-at-home CPI will grow more slowly in 2023, the agency expects this year's total increase will range from 10 - 11% above 2021. As a result, many consumers have made changes to their grocery choices. While overall spending remains somewhat elevated today, optimism is certainly at an all-time low, especially as high-income households are trading down to club stores and dollar stores to save.

In 2021, the U.S. confectionery sector, more commonly known as "Candy" generated $36.9B in retail sales and is projected to grow to $44.49B by 2026.


$36.9B
U.S. confectionery sales in 2021
$44.9B
projected category sales by 2026
Source: Euromonitor Projections as of February 2022 (rounded)
$
98.4%
household penetration
NO CHANGE
34.6
annual trips
+4.0%
Average spend of
$6.32/trip
+5.7%
Source: IRI, All Outlets, 52 weeks ending 12/26/2021
CHOCOLATE
58% of CMG $ Sales
+9.2% $ Growth
$21.1B
$25.5B projected by 2026
NON-CHOCOLATE
31% of CMG $ Sales
+14.5% $ Growth
$12.7B
$15.2B projected by 2026
GUM + MINTS
11% of CMG $ Sales
+3.8% $ Growth
$3.1B
$4.2B projected by 2026
Source: IRI, MULO+C, 52 weeks ending 12/26/2021;
Source: Euromonitor Projections as of February 2022 (rounded)
Note: Figures in blue represent IRI-measured channels. Figures in pink represent Euromonitor data for the total confectionery category, including non-IRI tracked channels (i.e., specialty stores).

Competition and Our Opportunity

Competition

Today, the entire industry is dominated by five major international companies, combined, they control ~79% of the industry and have collectively outperformed the Consumer Staples industry for the last five years.

- Mondelez (Nasdaq: MDLZ)
- Mars-Wrigley (Privately held)
- Hershey's (NYSE: HSY)
- Ferraro/Ferrara/Nestle brands (Privately held)
- Lindt/Ghirardelli/R. Stover (OTC: LDSVF)



And candy has outperformed the broader S&P 500 (excluding Consumer Staples):



Opportunity

We have a unique opportunity in the recession-resistant $37bn U.S. confectionery industry. We believe the $37bn U.S. confectionery sector may provide investors with a unique opportunity: downside protection, income, and upside potential. To wit, our company has a 30-year track record of stable growth; although 2020 represented a dip in performance, revenue rebounded in 2021 and we are forecasting over $30m in revenue for FY 2022.

In $MM	2022	2023	2024	2025	2026
Existing Organic Growth	$ 29,500	$ 35,500	$ 39,500	$ 43,820	$ 48,613
Licensing Opportunities	$ 1,000	$ 9,000	$ 18,500	$ 20,523	$ 22,768
Totals	$ 30,500	$ 44,500	$ 58,000	$ 64,344	$ 71,381

However, we believe that we have an opportunity to dramatically accelerate our growth from ~$30m in annual revenue to $70m+ by 2026. The company recently signed a multi-faceted licensing deal with Mars-Wrigley. The deal includes rights to launch Skittles and Starburst – Mars' two largest non-chocolate brands – flavored cotton candy and rights to launch M&Ms, Twix and Snickers flavored cookie dough snacks and desserts.

For large manufacturers like Mars-Wrigley, "success" looks like a $100m/year product line. While there is no guarantee Taste of Nature can launch a $100m/year product, this licensing agreement may potentially provide the company with an opportunity to do so. Other avenues for growth include possible mergers & acquisitions to expand the product portfolio, as well as additional licensing arrangements and of course continued organic growth.

Thankfully, compared to other consumer staples, candy is already relatively inexpensive to make, which is an advantage candy companies would be able to exploit. It's not just the younger generation who enjoys candy. Baby Boomers and Seniors are also looking for sweet indulgences.

Our Products and Competitive Strength

We are a full line confectionery manufacturer with a broad portfolio of candies and snacks that can be offered to diverse customer base. The best-known and most widely distributed confection that the company manufactures, and markets is Cookie Dough Bites®. We are recognized as a worldwide leader in cookie dough confections (Cookie Dough Bites®), Swirlz® Cotton Candy, chocolate-covered gummy bears (Muddy Bears®), Sqwigglies®, Doughlish® Edible Cookie Dough, Shari® Candies, S'moresels® and several high-profile licensed confectionery and snack items such as Mrs Fields® Cookies, Hawaiian Punch®, Dr Pepper® and more. We are also recognized as an innovator in each of those categories. Our products can be found in major retailers like Walmart, Walgreens, CVS, 7-11, Amazon, and numerous others. As a further enhancement to our market position, we also have been manufacturing private-label versions of our products for select key customers.

We believe that competitors in the sector are currently being valued at ~2.5-3.5x forward-looking revenues. We would like to be valued at ~$250m in market capitalization at the time of a public offering if we decide to go public in the future. This means Taste of Nature would be looking to reach the $70m-$100m revenue threshold before considering an IPO.

Cookie Dough Bites Chocolate Chip is a $4.5 million Theatre Box Brand. The 4oz size Ranks #10. If combined, the 3.1oz & 4oz Rank is #9. YOY growth on the 3.1oz size is 141%.

Product	Dollar Sales	Dollar Sales Change vs YA	Dollar Sales %Change

			vs YA
MILK DUDS CHOCOLATE CARAMEL PIECE CARAMEL ROUND 5 OZ – 0010700021521	$42,933,594	-$1,139,625	-2.6%
JUNIOR MINTS CHOCOLATE MINT PIECE MINT ROUND 3.5 OZ – 0071720539441	$29,040,612	-$609,084	-2.1%
WHOPPERS MILK CHOCOLATE MALTED MILK BALL MALTED MILK ROUND 5 OZ – 0010700024401	$28,208,741	$366,764	1.3%
M&M MILK CHOCOLATE PEANUT PIECE MILK CHOCOLATE PEANUT ROUND 3.1 OZ – 0040000497541	$24,062,847	-$248,224	-1.0%
M&M MILK CHOCOLATE PIECE MILK CHOCOLATE ROUND 3.1 OZ – 0040000497521	$19,396,086	$998,563	5.4%
RAISINETS MILK CHOCOLATE RAISIN PIECE RAISIN OVAL 3.5 OZ – 0099900601981	$14,859,103	$7,620,829	105.3%
CHARLESTON CHEW CHOCOLATE VANILLA NOUGAT PIECE VANILLA NOUGAT RECTANGLE 3.5 OZ - 0071720532931	$10,589,210	$603,066	6.0%
BUNCHA CRUNCH MILK CHOCOLATE RICE CRISP PIECE RICE CRISP 3.2 OZ – 0099900159411	$7,177,995	$4,447,097	162.8%
M&M MILK CHOCOLATE PEANUT BUTTER PIECE MILK CHOCOLATE PEANUT BUTTER ROUND 3 OZ - 0040000497561	$3,813,841	$77,108	2.1%
COOKIE DOUGH BITES MILK CHOCOLATE COOKIE DOUGH PIECE COOKIE DOUGH 4 OZ – 0655956055511	**$3,021,210**	**$7,492**	**0.2%**
JOYVA CHOCOLATE JELLY RING JELLY ROUND 9 OZ – 0041795000731	$2,629,150	$235,232	9.8%
JUNIOR MINTS CHOCOLATE MINT PIECE MINT ROUND 1.84 OZ – 0071720530152	$2,277,118	-$138,389	-5.7%
COOKIE DOUGH BITES MILK CHOCOLATE CHOCOLATE CHIP COOKIE DOUGH PIECE CHOCOLATE CHIP COOKIE DOUGH 3.1 OZ – 0655956000011	**$1,480,971**	**$867,499**	**141.4%**
JUNIOR CARAMELS MILK CHOCOLATE CARAMEL PIECE CARAMEL ROUND 3.6 OZ – 0071720534951	$1,157,851	-$94,027	-7.5%
RAISINETS MILK CHOCOLATE RAISIN PIECE RAISIN 3.5 OZ – 0028000080401	$187,311	-$14,489,679	-98.7%

*IRI Geography: Total US - Multi Outlet + Conv **Time:** Latest 52 Weeks Ending 08-08-21*

Seasonality

Seasonality directly affects our business and increases sales during holiday seasons. The National Confectioners Association reports that about 80% to 90% of Americans celebrate the "Big Four" seasonal holidays by either giving some sort of candy or at least sharing it. Seasonal sales of chocolate alone accounted for about $3.3 billion in sales last year - up 13.5% from 2020. In 2021, total U.S. seasonal candy sales topped $4.6 billion - Valentine's Day, Easter, Halloween, and the traditional winter holidays.



Confectionery sales in the United States in 2021, by category
(in million U.S. dollars)

Category	Sales
Chocolate bag/box/bar > 3.5 oz.	6,500
Chocolate bag/box/bar < 3.5 oz.	5,000
Non-chocolate chewy	4,600
Seasonal chocolate	3,300
Sugarless gum	2,200
Seasonal non-chocolate	1,300
Chocolate snack size	1,200
Novelty non-chocolate	1,100
Breath fresheners	601
Hard sugar and rolls	597
Regular gum	372
Licorice	513
Plain mints	349
Specialty nut/coconut	354
Chocolate gift box	342
Sugar-free chocolate	257
Sugar-free non-chocolate	97
Caramel/taffy	119
Novelty chocolate	7

Sales in million U.S. dollars

All seasonal categories – chocolate and non-chocolate – saw notable growth over 2020, save for Valentine's non-chocolate. Yet, for Halloween chocolate candy alone, sales were up 49.9% over 2020's season.



Valentine's Day	-10.2%
	0.9%
Easter	15.7%
	17.2%
Halloween	25.8%
	49.9%
Winter holidays	20.4%
	11%

Dollar sales growth

● Seasonal chocolate ● Seasonal non-chocolate

Overall, the Big Four candy seasons, Americans spend the most on chocolate for the winter holidays; an average just over $19 per buyer. Halloween also proved to be the largest average non-chocolate candy expense last year at $11.50.

The industry has also recently seen breakout products that have generated over $100 million in annual sales. Products like: Nerds Gummy Clusters: $200 million in annual sales (accounting for 50% of the Nerd brands revenue); Kinderjoy: Generated $164 million in sales after its 2017 launch; Topps Push Pop: sales were up 18.7 percent to $48.06 million in 2020 (and are a contender for a $100m brand with the next 5 years at the current growth rate).

We believe that seasonal products offer a tremendous opportunity. The company has multiple new product launches scheduled for all seasons/holidays, including Halloween, Christmas, Valentine's Day, and Easter. Seasonal confections account for over 30% of all confections sold, but less than 5% for our company, making our company "under-indexed" in seasonal items. Our expansion plans include trick or treat bags for Halloween 2022; seasonal edible cookie dough for holiday season 2022; seasonal flavors of cookie dough bites for Valentine's Day 2023; and into the cereal category in Q3 of 2022. We will increase seasonal penetration with line extensions, product innovations and licensing and have over 10 new seasonal item launches planned over the next 2 years.

Governmental/Regulatory Approval and Compliance

Our business is highly regulated by the FDA. Any regulatory approvals that we receive for our products will require surveillance to monitor the safety and efficacy of the product. In addition, if the FDA or a comparable foreign regulatory authority approves our products, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, facility registration, as well as annual safe quality food, or SQF, audits.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. As of the date of this offering statement, we are involved in the legal proceeding described below.

On June 22, 2022, the Company filed a Complaint in the United States District Court for the Northern District of Illinois Eastern Division, case number 1:2022cv03261, against Mrs. Fields Famous Brands, LLC. The Company sued for declaratory judgment and breach of contract in response to Mrs. Fields Famous Brands LLC's wrongful termination of a 2017 License Agreement that the 2 parties are currently operating under. The Company is alleging that Mrs. Fields Famous Brands LLC materially breached the License Agreement by improperly repudiating and attempting to terminate the License Agreement and violating its implied covenant of good faith and fair dealing. Furthermore, the Company is seeking a preliminary and permanent injunction enjoining Mrs. Fields Famous Brands, LLC and all those in active concert or participation with Mrs. Fields Famous Brands, LLC from taking any action to interfere with all the Company's rights entitled to it under the License Agreement. Furthermore, the Company is seeking compensatory damages as well as an award to the Company of its attorney fees, costs, and other expenses of litigation, under this Court's inherent authority as permitted by law, and as provided in the License Agreement.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. **Discuss the material factors that make an investment in the issuer speculative or risky:**

An investment in our company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

RISKS RELATED TO STRATEGY AND OPERATIONS

- Our business and financial results could be negatively impacted by COVID-19, other pandemics or epidemics or other natural disasters or acts of God. The severity, magnitude and duration of the current COVID-19 pandemic remain uncertain and hard to predict. Since 2020, COVID-19 has significantly impacted economic activity and markets around the world, and it could negatively impact our business in numerous ways.

- Our financial results may be adversely impacted by the failure to successfully execute or integrate acquisitions, divestitures, and joint ventures that we may accomplish in the future. From time to time in the future, we may evaluate potential acquisitions, divestitures or joint ventures that align with our strategic objectives. If the acquisitions, divestitures, or joint ventures are not successfully implemented or completed, there could be a negative impact on our financial condition, results of operations and cash flows.

RISKS RELATED TO MANUFACTURING, SUPPLY, AND OUR RELATIONSHIPS WITH THIRD PARTIES

- We expect to depend on collaborations with third parties for certain research, development and commercialization activities, and if any such collaborations are not successful, it may harm our business and prospects.

- We may rely on third parties in part to conduct, supervise and monitor our manufacturing, distribution, sales and some aspects of our growth and marketing strategies, and if those third parties do not successfully carry out their contractual duties, comply with regulatory requirements, or otherwise perform in a satisfactory manner, we may not be able to obtain regulatory approval or commercialize products, or such approval or commercialization may be delayed, and our business may be substantially harmed.

- If we are unable to obtain sufficient quantities of raw materials and supplies, at acceptable prices and on a timely basis, it could harm our business.

- We will rely on third parties at least in part to manufacture our product supplies, and we may rely on third parties to produce and process our products.

- Manufacturing our products is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our products for commercial purposes could be delayed or stopped.

- We, or our third-party manufacturers, may be unable to successfully scale-up the manufacturing process for our new line products to provide sufficient quality and quantity, which would delay or prevent us from supplying finished products.

- If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our research, development and commercialization plans.

- Our employees, temporary staff, consultants or vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on our reputation and our financial condition and operations.

RISKS RELATED TO SALES, MARKETING, AND COMPETITION

- We operate in a highly competitive industry and we face risks related to the execution of our strategy and our timely response to channel shifts and pricing and other competitive pressures. We face competition from our major competitors such as Mars, Hershey. Tootsie Roll, Ferrero/Ferrara, Mondelez that dominate the market and shelves in stores.

- The food and snacking industry is highly competitive. Our principal competitors include food, snack and beverage companies that operate in multiple geographic areas and numerous local and regional companies. Failure to effectively respond to challenges from our competitors could adversely affect our business.

- When it comes to candy, the shelves are dominated by the big brands. Supermarket chains and food manufacturers make backroom deals to decide which products get placed in high-traffic areas. Supermarkets assign which of the major manufacturers, in any given food category, will serve as "category captains." They create documents known as "planograms" that dictate where they and their competitors' products go on shelves. It is difficult for us to compete with these big brands.

- Even if a small brand manages to get around those obstacles, there's still a very expensive "pay to play" in place: slotting fees, pay-to-stay fees, and display placements can range from the hundreds of thousands to millions of dollars per year. But even if distribution channels are secured, sales still must be driven to continue paying the cost of shelf space. These obstacles place a considerable financial burden on our operations.

- We face substantial competition, which may result in others discovering, developing, or commercializing products before or more successfully than we do.

- In addition, our success in maintaining and enhancing our brand image depends on our ability to anticipate change and adapt to a rapidly changing marketing and media environment, including our increasing reliance on established and emerging social media and online platforms, digital and mobile dissemination of marketing and advertising campaigns, targeted marketing and the increasing accessibility and speed of dissemination of information.

- Third parties might also improperly use our brands as part of phishing or other scams, which could negatively affect our brand image. Failure to successfully maintain and enhance our reputation and brand health could materially and adversely affect our company and product brands as well as our product sales, financial condition, results of operations, cash flows and stock price.

- We must correctly predict, identify, interpret and meet changes in consumer preferences and demand and offer new and improved products that meet those changes. Consumer preferences for food and snacking products change continually. Our success depends on our ability to predict, identify, interpret and meet the tastes, dietary habits, packaging, sales channel and other preferences of consumers around the world and to offer products that appeal to these preferences in the places and ways consumers want to shop. There may be further shifts in the relative size of shopping channels in addition to the increasing role of digital commerce for consumers. Our success relies upon managing this complexity to promote and bring our products to consumers effectively. Moreover, weak economic conditions, inflation, equity market volatility or other factors, such as global or local pandemics and severe or unusual weather events, affect consumer preferences and demand.

RISKS RELATED TO INGREDIENTS AND PACKAGING

- Ingredient shortages often cause companies to make substitutions, or otherwise create new formulations. However, in many recipes, whether at home or in industry, finding substitute ingredients can be risky and thus affect our products consistency.

- Switching up formulas requires much more than new packaging, flavors and textures and are often challenged enough that lead customers to stop buying.

- High fuel prices serve only to further quash margins for most manufacturers, adding even more pressure. Last but not least, even if manufacturers can secure all the necessary ingredients and source reasonably affordable shipping channels, labor costs further reduce margins.

- Packaging issues can cost a lot of money to companies. Consumers normally rate satisfaction gaps in packaging in a manner of convenience to easily open and close or reseal, freshness and protection. Getting these wrong can lead consumers from deviating other products/brands who might achieve those goals better. Errors in packaging can also be costly to our company and result in unanticipated costs and expenses or lawsuits from third parties.

- There is an increased use of materials with a higher recyclability profile across snack categories to achieve sustainable packaging. The delivery of a quality experience at home beyond the pure consumption of the product is set to influence future snack packaging.

- Our Company's reputation or brand image might be impacted because of issues or concerns relating to the quality and safety of our products, ingredients or packaging, human and workplace rights, and other environmental, social or governance matters, which in turn could result in litigation or otherwise negatively impact our operating results. To sell our iconic, branded products, we need to maintain a good reputation with our customers, consumers, suppliers, vendors and employees, among others. Issues related to the quality and safety of our products, ingredients or packaging could jeopardize our Company's image and reputation.

- Negative perceptions concerning the health, environmental and social implications of certain food products, ingredients, packaging materials, and sourcing or production methods could influence consumer preferences and acceptance of some of our products and marketing programs. For example, consumers have increasingly focused on well-being, including reducing sodium and added sugar consumption, as well as the source and authenticity of ingredients in the foods they consume. In addition, consumer preferences differ by region, and we must monitor and adjust our use of ingredients and other activities to respond to these regional preferences. We might be unsuccessful in our efforts to effectively respond to changing consumer preferences and social expectations. Continued negative perceptions or failure to satisfy consumer preferences could materially and adversely affect our reputation, brands, product sales, financial condition, results of operations, cash flows and stock price.

- Commodity and other input prices are volatile and may increase or decrease significantly or availability of commodities may become constrained. We purchase and use large quantities of commodities, including cocoa, wheat, palm oil, soy, dairy, other vegetable oils, sugar and other sweeteners, flavoring agents and nuts. In addition, we purchase and use significant quantities of product packaging materials, natural gas, fuel and electricity for our factories and warehouses, and we also incur expenses in connection with labor and the transportation and delivery of our products. Costs of raw materials, energy and other supplies and services are volatile and fluctuate due to conditions that are difficult to predict.

RISKS RELATED TO OUR BUSINESS OPERATIONS

- Market disruptions, supply-chain disruptions, geopolitical conflicts, including acts of war, macroeconomic events, and inflation, could create market volatility that negatively impact our business

- We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

- Our future success depends on our ability to retain key employees, consultants, and advisors and to attract, retain and motivate qualified personnel. We are highly dependent on the services of our two founders, Scott Samet and Douglas Chu and also upon Chris Rich, who serves as our Plant Manager and several other employees.

- Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory requirements and other risks and uncertainties.

- Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could potentially expose us to liability or otherwise adversely affecting our business.

- Disruptions, failures, or security breaches of our information technology infrastructure could have a negative impact on our operations. We could regularly be a target of attempted cyber and other security threats.

- The insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for any of our products, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

- Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

RISKS RELATED TO OUR TRADE SECRETS AND IP

- Our biggest trade secrets are the recipes and processes for proprietary products (Cookie Dough, Cotton Candy and others) and if these trade secrets are disclosed publicly whether as the result of an inadvertent mistake or by theft, it would cause a material adverse effect on our business.

- If we are unable to sufficiently protect our trade secrets then our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

- We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

- We may be subject to claims challenging the inventorship or ownership of trademarks.

- Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

- Obtaining and maintaining trademark protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental agencies, and our trademark protection could be reduced or eliminated for non- compliance with these requirements.

- In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

- Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

- If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our drug candidates.

- We may become involved in lawsuits to defend or enforce our trade secrets or other intellectual property, which could be expensive, time consuming and unsuccessful.

- Because of the expense and uncertainty of litigation, we may not be able to enforce our intellectual property rights against third parties.

- We may not be able to protect our intellectual property rights throughout the world.

- Changes in trademark and trade secret law in the United States and other jurisdictions could diminish the value of products in general, thereby impairing our ability to protect our drug new line products.

RISKS RELATED TO OTHER REGULATORY MATTERS

- We will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our products.

- Obtaining and maintaining regulatory approval of our products in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our products in other jurisdictions.

- Failure to comply with existing or future health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal fines or penalties), private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws and regulations could increase the costs of our products and services, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

- If we fail to comply with environmental, health and safety laws and regulations, including OSHA or other regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

- Product liability lawsuits against us could cause us to incur substantial liabilities and could limit our commercialization of any drug candidates that we may develop.

- We may decide or be required to recall products or be subjected to product liability claims. We could decide, or laws or regulations could require us, to recall products due to suspected or confirmed deliberate or unintentional product contamination, including contamination of ingredients we use in our products that third parties supply, spoilage or other adulteration, product mislabeling or product tampering. In addition, if another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category. Any of these events could materially and adversely affect our reputation, brands, product sales, financial condition, results of operations, cash flows and stock price. We may also suffer losses when our products or operations or those of our suppliers violate applicable laws or regulations, or when our or our suppliers' products cause injury, illness or death.

- Our marketing could face claims of false or deceptive advertising or other criticism. A significant product liability claim or other legal judgment against us, a related regulatory enforcement action, a widespread product recall or attempts to manipulate us based on threats related to the safety of our products could materially and adversely affect our reputation and profitability. Moreover, even if a product liability, consumer fraud or other claim is unsuccessful, has no merit or is not pursued, the negative publicity surrounding assertions against our products or processes could materially and adversely affect our reputation, brands, product sales, product inventory, financial condition, results of operations, cash flows and stock price, and we could incur significant expense responding to such a claim.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

- Investors may have difficulty in selling stock they purchase due to the lack of a current public market for our class A common stock and the restrictions applicable to the transfer of such stock.

- Investors may have difficulty in reselling their shares due to state Blue Sky laws.

- This is a fixed price offering and the fixed offering price may not accurately represent the current value of us or our assets at any time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase.

- Since our officers and directors have substantial influence over our company, the rights of holders of the securities being offered may be materially limited, diluted, or qualified by the rights of other classes of securities and their interests may not be aligned with the interests of our stockholders.

- We may, in the future, issue additional shares of class A or class B common stock. We may also adopt an equity incentive plan and grant options or stock awards to our officers, directors, consultants, or others in consideration for services. Any stock issuances or equity award grants would reduce investors' percent of ownership and may dilute our share value.

- Investors in this offering will experience immediate and substantial dilution.

- We have broad discretion in the use of the net proceeds from this offering, and our use of the offering proceeds may not yield a favorable return on your investment.

- We have never paid cash dividends on our class A common stock, and although we intend to pay a $0.05 dividend on our class A common stock on or about the first anniversary of the initial closing of this offering, we may not pay dividends thereafter.

THE OFFERING

9. **What is the purpose of the offering?**

The purpose of the offering is to raise capital with the sale of class A common stock to expand our manufacturing plants, ramp up our sales & marketing and ultimately partner with additional brands to increase our product line and thereby growing the Company's worth.

10. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount is Sold	If Maximum Amount is Sold[(1)(2)]
Total Proceeds	$20,000	$3,000,000
Less: Offering Expenses	$21,400	$240,000
(A) Intermediary Commissions (7%)	$1,400.00	$210,000.00
(B) Legal Expenses	$15,000.00	$15,000.00
(C) Accounting Expenses	$5,000.00	$5,000.00
(D) Miscellaneous Offering Expenses	$5,000.00	$10,000.00
Net Proceeds	-$1,400.00	$2,760,000.00
Use of Net Proceeds		
(E) Plant Expansion and CAPEX	$0	$2,200,000.00

(F) Advertising and Marketing	$0	$500,000.00
(G) Working Capital	$0	$60,000.00
(H) Asset Acquisitions & M&A		$0.00
Total Use of Net Proceeds	**$0**	**$2,760,000.00**

(1) We will accept proceeds in excess of the target-offering amount of $20,000. We will allocate oversubscriptions at the Company's discretion. We will use the oversubscribed amount up to $3,000,000 in the manner described in the above table subject to (2) below.

(2) The above figures represent only estimated costs. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the status of and results from operations. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from this offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. Furthermore, we anticipate that we will need to secure additional funding in order to fully implement our business plan. Please see section entitled "Risk Factors."

11. **How will the issuer complete the transaction and deliver securities to the investors?**

The transaction between the issuer and the investor will be completed through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. EquiFund Crowd Funding Portal, Inc. will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully signed copy of the subscription agreement and a confirmation of your investment and the number of shares of our class A common stock acquired by you.

12. **How can an investor cancel an investment commitment?**

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. New York time, 48 hours prior to the offering deadline identified in these offering materials, which is September 30, 2023.

Cancellation instructions can be found in the Equifund investor dashboard. Investors may cancel their investment commitment by sending an email to support@equifund.com stating their intent to cancel the investment commitment. The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by Equifund with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts an early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date. After the target amount has been raised, the intermediary and the issuer may agree to hold multiple closings on a rolling basis.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, EquiFund will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and EquiFund will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the Company fails to reach the target-offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and EquiFund will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target-offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. **Describe the terms of the securities being offered.**

Terms of the Offering

We are offering up to 3,000,000 shares of our class A common stock for $3,000,000. We are attempting to raise a minimum amount of $20,000 in this offering through the sale of a minimum of 20,000 shares of class A common stock, which we refer to as the minimum amount or target amount. We must receive commitments from investors in an amount totaling the minimum amount by September 30, 2023, which we refer to as the offering deadline, in order to receive any funds. If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment. We will accept investments in excess of the minimum amount up to $3,000,000, which we refer to as the maximum amount, and the additional securities will be allocated as set forth in Question 10 of this Form C.

The price of the securities is based upon a $50,000,000 pre-money valuation for our entire company and does not necessarily bear any relationship to our company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the securities.

In order to purchase the securities, you must make a commitment to purchase by completing the subscription agreement (as attached in Exhibit B). Investor funds will be held in escrow with Enterprise Bank, who we refer to as the escrow agent, until the minimum amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the offering deadline or the closing, whichever comes first using the cancellation mechanism provided by the Intermediary. We will notify investors when the minimum amount has been reached. If we reach the minimum amount prior to the offering deadline, we may close the offering at least five (5) days after reaching the minimum amount and providing notice to the investors. If any material change (other than reaching the minimum amount) occurs related to the offering prior to the offering deadline, we will provide notice to investors and receive reconfirmations from investors who have already made commitments. If an investor does not reconfirm his or her investment commitment after a material change is made to the terms of the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the minimum amount is reached, the funds will be released to our company upon closing of the offering, and the investor will receive the securities in exchange for his or her investment. Any investor funds received after the initial closing will be released to us upon a subsequent closing, and the investor will receive securities via digital registry in exchange for his or her investment as soon as practicable thereafter.

Subscription agreements are not binding on us until accepted by us. We reserve the right to reject, in whole or in part, in our sole and absolute discretion, any subscription. If we reject a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The price of the securities was determined arbitrarily. The minimum amount that an investor may invest in the offering is $500.00.

The offering is being made through EquiFund Crowd Funding Platform, Inc., the Intermediary.

Subject to compliance with the applicable provisions of California law, the Company has agreed in the subscription agreement to pay investors in this offering a dividend per share of class A common stock acquired in the offering equal to $0.05 on or about the first anniversary of the final closing of the 0ffering. Holders of class B common stock of the Company have agreed to waive their right to participate in this particular dividend but will have the right to participate in dividends in the future. We are not obligated and have not agreed to pay any dividends other than the dividend referred to above.

The subscription agreement for the offering contains a drag along right that gives the holders of a majority of the outstanding class B common stock a right to force the holders of class A common stock to participate in a sale of the company on terms negotiated by the holders of the class B common stock. This right includes the right to cause the holders of class A common stock to sign all requisite transaction documents relating to the sale of the company and grants any officer of the company a power of attorney to sign on behalf of the holders of class A common stock if they fail to sign within the requisite time periods.

Commission/Fees

7% of the amount raised in the offering.

Stock, Warrants and Other Compensation

The intermediary will receive a number of shares of our class A common stock equal to 7% of the shares sold in the offering.

Transfer Agent and Registrar

We will act as transfer agent and registrar for the securities, which will be set forth in a stock ledger. No physical certificates will be delivered.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

14. **Do the securities offered have voting rights? [ ] Yes [X] No**

Holders of our class A common stock are not entitled to vote on any matter coming before the stockholders for a vote.

15. **Are there any limitations on any voting or other rights identified above? [X] Yes [ ] No**

Investors who acquire class A common stock in this offering have no voting rights. Holders of class B common stock will control the company and make all material corporate decisions.

16. **Explain how the terms of the securities being offered may be modified?**

The rights of the holders of class A common stock of our company may be modified without the vote of the holders of class A common stock by the majority vote of the holders of shares of class B common stock of our company outstanding and entitled to vote. Investors should be aware that holders of class B common stock may amend the charter in a manner that can adversely affect the rights of the holders of the class A common stock without the class A common stockholders having any vote on such matter.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

As of the date of this offering statement, our authorized capital stock consists of 1,500 shares of common stock, without par value. As of the date of this offering statement, a total of 500 shares of our common stock are issued and outstanding.

At or prior to the initial closing of this offering we will amend and restate our articles of incorporation. A copy of the form of amended and restated articles of incorporation is attached to the subscription agreement (Exhibit B to this offering statement) as Exhibit A thereto. Pursuant to the amended and restated articles of incorporation, prior to the initial closing of this offering, we will amend our articles to, among other things, (i) increase our authorized capital stock to 175,000,000 shares of common stock and 50,000,000 shares of blank check preferred stock , (ii) divide our common stock into non-voting class A common stock of which there will be authorized 100,000,000 shares and voting class B common stock of which there will be 75,000,000 authorized shares, and (iii) effect a 50,000 for 1 forward split of our stock. Accordingly, immediately following the consummation of this offering, if the full $3,000,000 is raised in the offering, we will have outstanding 3,000,000 shares of class A common stock and 50,000,000 shares of class B common stock.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?**

The shares of our class A common stock being issued in this offering do not have anti-dilution rights, which means that future equity financings or other issuances of securities will dilute the ownership percentage that the investor will have in the company. It also means that if future financing rounds are done at a lower valuation, you will not receive the benefit of additional shares so that your valuation will remain the same.

If we issue any shares of preferred stock or any debt securities in the future and, thereafter there is a liquidation of our company or sale of our company, the holders of such preferred stock or debt securities would have a preference in the payment of amounts owed to them such that you may not receive a large portion of (or any of) the assets, including any cash, to be distributed in liquidation.

The holders of our class B common stock are the only stockholders entitled to vote. They may amend our articles of incorporation in a manner that may be adverse to the holders of our class A commons stock.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** [_] Yes [X] No

20. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.**

If the principal shareholders exercise their voting rights, then the minority shareholders will have no ability to override the principal shareholders' votes. As a minority non-voting shareholder in the company, you will have no ability to influence our policies or any other corporate matters.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered have been arbitrarily valued.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As a minority, non-voting shareholder in our company, you will have no ability to influence our policies or any other corporate matters such as amendments to our articles of incorporation, the creation of securities that are senior to the class A common stock being offered, mergers, the sale of all or substantially all of our assets, the election of board members, the liquidation or dissolution of our company and all other major corporate events.

23. **What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?**

The securities do not have anti-dilution rights, which means that corporate actions, including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets, or transactions with related parties could dilute the ownership percentage that the investor may eventually have in the Company. Furthermore, if future issuances of securities are accomplished at a lower valuation than the valuation used for this offering (i.e., a down round), your valuation will remain the same as you have no price based anti-dilution protection.

24. **Describe the terms of any indebtedness of the issuer.**

Lender/ Date of Loan	Original Principal Amount	Interest	Maturity	Description
Boston Private Bank & Trust Company **Date of Loan is July 27, 2018**	$1,000,000	5.320%	July 27, 2025	The loan is secured by [all of the company's assets] and guaranteed by our two founders, Scott Samet and Douglas Chu. Under the loan agreement, the company made several affirmative and negative covenants.
Economic Injury Disaster Loan (EIDL) from the Small Business Administration (SBA) **Date of Loan is June 5, 2020**	$150,000	3.75%	We must pay principal and interest payments of $731.00 every month beginning twelve (12) months from the date of the Note. All remaining principal and accrued interest is due and payable Thirty (30) years from the date of the Note.	The loan is secured by all of the company's assets.
Boston Private Bank and Trust **Main Street Loan dated November 24, 2020**	$2,000,000	3% over the one-month (30 day) LIBOR. 2% additional for default rate.	No payments of interest are required prior to December 24, 2021. Interest accruing through such date is added to the principal balance as of November 24, 2021. Commencing December 24, 2021 and continuing on the 24th day of each calendar month thereafter, the company must make consecutive monthly	

| | | | payments of accrued interest on the unpaid balance of the note

The outstanding principal balance of the note must be paid in three installments. The first installment, in the amount of 15% of the then outstanding principal balance of this note, including any capitalized interest, is due and payable on November 24, 2023.

The second installment, in the amount of 15% of the then outstanding principal balance of the note, including any capitalized interest, is due and payable on November 24, 2024.

The entire outstanding principal balance of the note and all accrued and unpaid interest thereon, including any unpaid capitalized interest, is due and payable on November 24, 2025, which is the final maturity date. | |
|---|---|---|---|---|

25. **What other exempt offerings has the issuer conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
      (1) any director or officer of the issuer;
      (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
      (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
      (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

None.

FINANCIAL CONDITION OF THE ISSUER

27. **Does the issuer have an operating history?** [X] Yes [ ] No

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Results of Operations

Revenues – Taste of Nature, Inc. ("TON") generates revenues primarily from the sales of confections and snacks. For the fiscal years ending December 31, 2021 and 2020 we generated revenues of $28,378,261 and $17,106,626, respectively.

Cost of Revenues – Cost of revenues includes the cost of raw materials, packaging, and production costs among other things. For the fiscal years ending December 31, 2021 and 2020 we our cost of revenues were $19,515,182 and $12,890,406, respectively.

Payroll Expenses and Taxes – Payroll expenses and taxes consist of salaries, wages, performance incentives, employer payroll taxes, and benefits for plant and corporate personnel. We continually review such costs for efficiency opportunities. These expenses and taxes totaled $1,023,573 and $1,102,709 for the periods ending December 31, 2021 and 2020, respectively.

Selling, General and Administrative Expenses – Selling, general and administrative expenses (SG&A) include corporate and plant-related operating expenses, including advertising, marketing, and promotional costs, occupancy (rent, common area maintenance, and real estate taxes), utilities, supplies and outside service expenses, and repairs and maintenance. Also included are the costs associated with the various departments of our corporate headquarters that support the development and operation of our facility, including insurance and travel expenses. SG&A expense for the fiscal years ending December 31, 2021 and 2020, respectively, were $6,691,707 and $5,256,001.

Legal and Accounting – Legal and accounting expense includes legal expense, accounting fees for our reviews and audits, and other professional fees at the corporate level. Legal and accounting expense for the fiscal years ending December 31, 2021 and 2020 was $170,132 and $57,418, respectively.

Depreciation – Depreciation includes the depreciation of property and equipment and capitalized leasehold improvements. Depreciation expense for the fiscal years ending December 31, 2021 and 2020 was $592,914 and $499,870, respectively.

Interest Expense - Interest expense includes the cost of our debt obligations including the amortization of loan fees, net of any interest income earned or interest expense capitalized. Interest expense for the periods ending December 31, 2021 and 2020 was $147,758 and $142,610 respectively.

Income Tax Expense– Income tax expense represents taxes for federal, state, and foreign (as applicable) current and deferred income. Income tax expenses totaled $2,636 for the period ending December 31, 2021 and $2,100 for the period ending December 31, 2020.

Off-Balance Sheet Arrangements – We have no material off-balance sheet arrangements.

Liquidity and Capital Resources

The purpose of the offering is to raise capital with the intent to expand our manufacturing plant, ramp up our sales & marketing and ultimately partner with additional brands to increase our product line and thereby growing the Company.

There is no guarantee that the Company has, or will have, any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company may make material capital expenditures as determined from time to time by the Board of Directors.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

29. **Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:**

Attached as Exhibit A to this offering statement are the audited financial statements for the years ended December 31, 2021 and 2020.

30.   **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? [__] Yes [X] No;

(ii) involving the making of any false filing with the Commission? [__] Yes [X] No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:_____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

(B) engaging in the business of securities, insurance or banking? [__] Yes [X] No

(C) engaging in savings association or credit union activities? [__] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [___] Yes [X] No

If Yes to any of the above, explain:_____

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [___] Yes [X] No

(ii)   places limitations on the activities, functions or operations of such person? [___] Yes [X] No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [___] Yes [X] No

If Yes to any of the above, explain:_____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)

(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [___] Yes [X] No

(ii)   Section 5 of the Securities Act? [___] Yes [X] No

If Yes to either of the above, explain:_____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association   with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [___] Yes [X] No

If Yes, explain:_____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as   an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [___] Yes [X] No

If Yes, explain:_____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States

Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [___] Yes [X] No

If Yes, explain:_____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   **In addition to the information expressly required to be included in this Form, include:**

(1) any other material information presented to investors; and

(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023 (120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at www.tasteofnatureinc.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $25,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached audited financial statements are true and complete in all material respects.

/s/ Scott Samet
(Signature)

Scott Samet
(Name)

President
(Title)

November 3, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Scott Samet
(Signature)

Scott Samet
(Name)

President
(Title)

November 3, 2022
(Date)

I, Scott Samet, being the President of Taste of Nature, Inc., a California corporation (the "Company"), hereby certifies as of this date that:

(i)   the accompanying audited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the period from the Company's inception to December 31, 2021, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

/s/ Scott Samet
(Signature)

Scott Samet
(Name)

President
(Title)

November 3, 2022
(Date)

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Subscription Agreement

EXHIBIT A
Audited Financial Statements



Taste of Nature Inc.

Index to Financial Statements

Wiley Financial Services Inc.

Independent Auditor's Report

To the Board of Directors and Stockholders of
Taste of Nature Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Taste of Nature Inc. (the "company"), which comprise the Balance Sheets as of December 31, 2021 and 2020, and the related Statements of Operations, and Changes in Stockholders' Equity and Cash Flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant



estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taste of Nature Inc. as of December 31, 2021 and 2020, and the results of their operations and changes in equity and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Wiley Financial Services

Oceanside CA
November 2, 2022

F-3

**TASTE OF
NATURE INC.
BALANCE SHEETS
As of DECEMBER 31, 2021 AND 2020**

		2021		2020
ASSETS				
CURRENT ASSETS				
Cash and Cash Equivalents	$	237,371		399,586
Accounts Receivable		2,591,693		1,776,393
Inventory		2,787,791		3,367,535
Taxes Receivable		813,561		179,505
Other current assets		83,062		79,706
Fixed Assets		1,697,648		1,580,682
		8,211,126		**7,383,407**
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank Loans	$			
Accounts Payable		2,627,729		2,038,715
Credit Cards		99,102		90,295
Shareholder Loans		490,367		490,367
Other current liabilities		652,793		648,291
LONG TERM DEBT		3,531,983		5,833,822
TOTAL LIABILITIES		**7,401,973**		**9,101,490**
EQUITY				
Capital Stock		(77,000)		(77,000)
Retained Earnings		866,153		(1,641,084)
TOTAL CURRENT LIABILITIES & EQUITY		8,211,126		7,383,407



See accompanying notes to financial statements F-4

TASTE OF NATURE INC.
STATEMENTS OF OPERATION
FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

OPERATING INCOME		**2021**	**2020**
REVENUE	**$**	**28,378,261**	**17,106,626**
COST OF GOODS SOLD		**(19,515,182)**	**(12,890,406)**
GROSS REVENUE		**8,863,080**	**4,216,220**
OPERATING EXPENSES	**$**		
Depreciation		**592,914**	**499,870**
Payroll		**1,023,572**	**1,089,964**
Rent		**842,381**	**889,873**
Shipping		**1,736,813**	**1,222,023**
Commissions		**484,866**	**303,288**
Sales & Marketing		**586,683**	**290,483**
License & Permits		**417,986**	**338,683**
Office Expense		**508,140**	**498,828**
Insurance		**285,316**	**324,862**
Professional Fees		**170,132**	**57,418**
Doubtful Accounts		**989,678**	**651,400**
Interest		**147,758**	**142,610**
Administrative		**870,998**	**880,079**
OPERATING INCOME	**$**	**205,842**	**(2,973,162)**
OTHER INCOME BEFORE TAXES		**2,471,527**	**(2,946,488)**
TAXES	**$**	**2,636**	**2,101**
NET INCOME	**$**	**2,468,891**	**(2,948,589)**



TASTE OF NATURE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' Equity
FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

		2021		2020	
Balance, Beginning of Year	$	(77,000)		(77,000)	
					)
Net Loss / Profit		2,468,891		(2,946,488)	
					)
Stockholders' Contribution		490,367		490,367	
Balance, End of Year	$	**2,882,258**	$	**(2,533,121**	)

See accompanying notes to financial statements

TASTEOF NATURE INC.
STATEMENTS OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2021 AND 2020

		2021	2020
Cash Flows From Operating Activities			
Net Loss / Profit	$	2,468,891	(2,948,589)
Depreciation and Amortization	$	592,914	544,982
Accounts Payable, Net		(2,627,729)	(2,038,715)
Deferred Revenue, Net		339,144	0.00
Prepaid Expenses, Net		64,890	62,250
Accounts Receivable, Net		2,591,693	1,776,393
Net Cash Provided by Operating Activities		**3,429,803**	**(2,603,679)**
Cash Flows From Investing Activities			
Security Deposit			
Purchase of Property and Equipments			
Net Cash Flows From Investing Activities			
Cash Flows From Financing Activities			
Change in Loan Payable		(2,301,839)	0.00
Change in Loan Payable (PPP)		0.00	634,000
Change in Contributed Capital		0.00	0.00



Net Cash Flows From Financing Activities				
Cash and Cash Equivalents at Beginning of Period				
Net Decrease In Cash				
Cash at End of Period		1,127,964		(1,969,679)

F-7

TASTE OF NATURE INC.
Notes to Financial Statements
December 31, 2021
With Summarized Financial Information for the Year Ended 2021

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

A – Nature of Operations

Taste of Nature Inc. (the "Company") is a company organized under the laws of the State of California on June 22, 1992.. The Company is a California based entity. The Company is engaged in the manufacturing and marketing of confections. The Company has a wide variety of propriety and licensed brands including Cookie Dough Bites®, Care Bears® Gummi Bears, Mrs. Fields, Sqwigglies®, Muddy Bears®, Cotton Candy Swirlz™, Cupcake Bites™, Cookies N Cream Bites®, Ginormous® Gummi Bears, Snake Bitez™ Gummi Snakes, Shari® Candies, and more. The Company primarily sells its products in movie theatres, dollar stores, grocery chains, drug chains, convenience chains, mass-market accounts, and concession stands.

B – Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

C – Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues, expenses, gains, losses, and other changes in net assets during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets, and the potential impacts arising from the novel coronavirus (COVID-19).

D – Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021, and 2020, cash consists primarily of checking, saving deposits and PayPal balances. The cash balances as of December 31, 2021, and 2020 are $237,371 and $399,586



E – Concentration of Credit Risk

The Company maintains its cash accounts at commercial banks, Citizens Commercial Bank, and Bank of Boston. The Federal Deposit Insurance Corporation ("FDIC") insures $250,000 for substantially all depository accounts. At December 31, 2021 and 2020, the amount in excess of insured limits was approximately $0 and $237,371. The Company has not experienced any losses on uninsured cash balances and management considers risk on cash balances to be low.

F – Other Current Assets

The other current assets as of December 31, 2020 and 2021 are composed of the following:

	2021	2020
Other	83,062	79,706
Prepaid Expenses	64,890	62,250
Total Other Current Assets	$ 147,952	$ 141,956

F-8

Taste of Nature Inc.
Notes to Financial Statements
December 31, 2021
With Summarized Financial Information for the Year Ended 2021

G – Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged as an expense using the straight line balance method over the estimated useful life of each asset. The Company generally capitalizes assets with an original cost over $5000.

	2021	2020
Fixed Assets	$ 1,697,648	$ 1,580,682
Accumulated Depreciation	(592,914)	(544,982)
Capitalized Equipment	$ 1,104,734	$ 1,035,700

H – Income Taxes

The Company is subject to tax filing requirements as an S-Corporation in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company itself. The Company's federal income tax filings for 2020 and 2021 will remain subject to review by the US Internal Revenue Service until 2024 and 2025, respectively.

The Company is subject to tax filing requirements in the state of California. The Company's 2020 and 2021 tax filing will be subject to review by the California Franchise Tax Board until 2024 and 2025, respectively.

I – Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements.

Taste of Nature.
Notes to Financial Statements
December 31, 2021
With Summarized Financial Information for the Year Ended 2020

J – Revenue Recognition

The Company's primary source of revenue is from the sales of its confection products. The Company accounts for revenue under the guidance of Accounting Standards Codification Topic 606 ("ASC 606"), Revenue from Contracts with Customers. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company recognizes revenue at the time all of its performance obligations are satisfied, which generally occurs when products are shipped. Products are not shipped until there is a written agreement with the customer with a specified payment arrangement. Title to the Company's products primarily is transferred to the customer once the product is shipped from the Company's warehouses. Any discounts that are offered are recorded as a reduction of the invoiced amount at the time of billing. Any payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. Sales is comprised of gross revenue less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark downs and other price reductions. All of the Company's products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them, and contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time.

The Company recognizes revenue as control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services. Control of the promised goods or services is transferred to its customers at either a point in time or over time, depending on the performance obligation.

K – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition and disclosure in the financial statements through June 09, 2022, the date that the financial statements were available to be issued. There were no subsequent events other than COVID.

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings. The COVID-19 outbreak is also disrupting supply chains and affecting the production and sales across a range of industries. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the financial condition of the Company or results of operations is uncertain.



L – Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements. Note stockholders loans are not included below.

Note 3 – Current Liabilities

The current liabilities as of December 31, 2020 and 2021 are composed of the following:

	2021	2020
Accounts Payable	$ 2,627,729	$ 2,038,715
Credit Cards Payable	99,102	90,295
Other current liabilities	652,793	648,291
Total Current Liabilities	$ 3,379,624	$ 2,777,301

F-11

Note 4 – Loan and Note Payable

In 2018, the Company obtained a line of credit of $2,500,000 with Boston Private, with interest at 3.75% per annum, secured by inventory, accounts receivable, and property and equipment of the Company, and was personally guaranteed up to $1,500,000 each by the President and Vice-President of the Company. At December 31, 2020, the balance outstanding was $1,758,620. During the year ended December 31, 2021, the Company repaid the total of $758,620, and there was no outstanding balance on the line of credit at December 31, 2021. (b) Term loans, secured – Boston Private In 2018, the Company entered into a term loan agreement with Boston Private for $1,000,000, interest at 5.32% per annum, due July 27, 2025, and secured by Company's inventory, property and equipment, and any unencumbered assets of the Company. The term loan is being repaid in monthly installments of $14,323 including principal and interest. The balance outstanding on the term loan was $641,646 and $774,991 at December 31, 2021 and 2020, respectively. In 2020, the Company entered into a second term loan agreement with Boston Private for $800,000, interest at 3.50% per annum, due April 1, 2027, and secured by Company's inventory, property and equipment, and any unencumbered assets of the Company. The balance outstanding on the second term loan was $652,793 and $648,291.

Note 5 – Paycheck Protection Program (PPP Loan)

PPP Loans (a) $ 634,400 December 31, 2020 EIDL Loan (b) 149,900. total 149,900 plus $784,300. Less: current portion (8,900) (496,753) 12 Long-term portion $ 141,000 $ 287,547 (a) PPP Loans. During the year ended December 31, 2020, the Company entered into a loan agreement with the United States Small Business Administration (SBA) under which the Company borrowed $634,400 pursuant to the Paycheck Protection Program (the "PPP") under the CARES Act. During the year ended December 31, 2021, the Company entered into a second loan agreement with the SBA and borrowed an additional $995,682 pursuant to the PPP. The loans are unsecured, accrue interest at 1.0% per annum, and were due April 20, 2022. The terms of the PPP loans provide for customary events of default including, among other things, payment defaults, breach of representations and warranties, and insolvency events. In November 2021, the Company was notified that its loan forgiveness application was approved in full and the Company recorded the loan forgiveness as a gain on extinguishment of $1,630,082.

EXHIBIT B
Subscription Agreement

<p style="text-align:center">**TASTE OF NATURE, INC.**</p>

<p style="text-align:center">**SUBSCRIPTION AGREEMENT**</p>

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
TASTE OF NATURE, INC.
2828 Donald Douglas Loop N, Suite A
Santa Monica, CA   90405

Ladies and Gentlemen:

1. <u>Background</u>. The undersigned understands that Taste of Nature, Inc., a California corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated November 3, 2022, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 3,000,000 shares of its class A common stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**" or the "**Securities**") at a price of $1.00 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $20,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $3,000,000 (the "**Maximum Offering Amount**").   If the Offering is oversubscribed beyond the Target Offering Amount, the Company may sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the EquiFund Crowd Funding Portal, Inc. online platform, located at http://www.equifund.com/. (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7% of the aggregate amount raised in the Offering and will issue to the Portal Shares in a number of shares that is equal to 7% of the total Shares sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.equifund.com/.

2. <u>Subscription</u>. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. Closing.

(a) Closing. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b) Closing Conditions. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) on or prior to the Closing, the Company shall have amended and restated its articles of incorporation in the manner set forth as **Exhibit A** to this Agreement in order to (A) effect a 100,000 for 1 forward split of its common stock so that there will be 50,000,000 shares of class B common stock outstanding and (B) create a dual class structure of class A common stock with no voting rights, which class of common stock is being sold in the Offering and class B common stock with voting rights of one vote per share;

(iii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and shall be accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iv) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

2

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may

have an adverse effect on one or more of the tax consequences of this investment; (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment and (d) the undersigned has carefully reviewed the risk factors contained in the Offering Statement, understands those risks and desires to undertake this investment notwithstanding those risks.

7.   <u>Company Representations</u>. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   <u>Corporate Power</u>. The Company has been duly incorporated as a corporation under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   <u>Enforceability</u>. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   <u>Valid Issuance</u>. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   <u>No Conflict.</u> The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   <u>Obligation to Pay Dividend</u>. Subject to compliance with California law, the Company shall pay to the undersigned a dividend per share of class A common stock acquired in this Offering equal to $0.05 on or about the first anniversary of the final closing of the Offering. Holders of class B common Stock of the Company have agreed to waive their right to participate in this particular dividend but will have the right to participate in dividends in the future. The Company is not obligated and has not agreed to pay any dividends other than the dividend contemplated by this Section 10.

11.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's President and Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the Company's issuance of its Common Stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment is irrevocable and coupled with an interest and shall be for the limited purposes set forth above.

12.   Drag Along Right. If holders of a majority of the outstanding class B common stock of the Company (the "**Class B Majority**") consent to engage in the Sale of the Company (as defined below), then the Class B Majority shall have the right to require all of the remaining stockholders of the Company (the "**Remaining Stockholders**") to participate in such Sale of the Company on a pro rata basis and otherwise on the same terms and conditions as those agreed to by the Class B Majority ("**Drag-Along Rights**"). If the Class B Majority elect to exercise their Drag-Along Rights in connection with such a transaction, they shall deliver, or instruct the Company to deliver, a notice to each Remaining Stockholder ("**Drag-Along Notice**"), setting forth the terms of the transaction, including the proposed closing date for its consummation, which shall not be less than twenty (20) days from the date of such Drag-Along Notice, and all documents required to be executed by each Remaining Stockholder in order to consummate such transaction. Each Remaining Stockholder shall deliver to the Class B Majority, within ten (10) days of receipt of such Drag-Along Notice, a countersigned copy of such Drag-Along Notice and all such other documents previously furnished to such Remaining Stockholder for execution in connection with such transaction. If any Remaining Stockholder fails to execute and deliver such Drag-Along Notice and other documents within such ten-day period, then any officer of the Company shall have the authority to execute such Drag-Along Notice and other documents on behalf of such Remaining Stockholder, and the provisions of this Section 12 shall constitute the granting to such officer of a power of attorney on behalf of such Remaining Stockholder to execute and deliver any and all such documents. The Class B Majority shall cause to be remitted to each Remaining Stockholder the proceeds of such Sale of the Company attributable to the Remaining Stockholder's shares of common stock on the closing date of such sale. Each Remaining Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the Sale of the Company or any related transaction that such Remaining Stockholder or any other person may have by virtue of, or with respect to, any shares of Company common stock owned by the Remaining Stockholder. For purposes of this Section 12, "**Sale of the Company**" shall mean each of the following events: (a) merger or consolidation in which (i) the Company is a constituent party or   (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its common stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of common stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for common stock that represents, immediately following such merger or consolidation, at least a majority, by voting power, of (1) the surviving or resulting company; or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company (provided that, for the purpose of this Subsection (a), all Common Stock issuable upon exercise

of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding Common Units are converted or exchanged); (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all or a significant portion of the assets of the Company and its subsidiaries, taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one (1) or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

13.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

14.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

15.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

16.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California without regard to the principles of conflicts of laws.

17.   Benefit; Intended Third Party Beneficiary. This Agreement shall be binding upon and inure to the benefit of the parties hereto. Each of the holders of class B common stock of the Company is an intended third party beneficiary of this Agreement, including the Drag-Along Rights provision, the representations and warranties made by both the Company and the Subscriber herein and the indemnification provided by the Subscriber herein and may directly enforce this Agreement and its rights hereunder.

18.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

19.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

20.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

21.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

22.   Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

23.   Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

24.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

25.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

26.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

27.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

28.   Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____, 2022.

COMPANY:

TASTE OF NATURE, INC.

By: _____

Name: <u>Scott Samet</u>_____

Title: <u>President</u>_____

SUBSCRIBER:

_____

By: _____

Name: _____

Title: _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT A

Form of Amended and Restated Articles of Incorporation

(See Attached)

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
TASTE OF NATURE, INC.

The undersigned hereby certify that:

1. They are the president and the secretary, respectively, of Taste of Nature, Inc., a California Stock corporation (the "**Corporation**"), with Entity Number 1823587.

2. The Articles of Incorporation of the corporation are amended and restated to read in full as follows:

ARTICLE I

The name of the corporation is: Taste of Nature, Inc.

ARTICLE II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 225,000,000, consisting of (i) 175,000,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***"), of which, 100,000,000 shares shall be designated "***Class A Common Stock***," $0.0001 par value per share, and 75,000,000 shares shall be designated as "***Class B Common Stock***," $0.0001 par value per share; and (ii) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***").

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the corporation or, to the extent permitted by the CGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of California.

At the Effective Time, the Corporation shall effect a forward split ("***Forward Split***") of its

outstanding Common Stock, which prior to the Effective Time is only of one class, such that each share of Common Stock held by each holder of Common Stock immediately prior to the Effective Time shall, automatically and without any action on the part of such holder, become 50,000 shares of Class B Common Stock. Therefore, the Forward Split shall cause the 1,000 shares of Common Stock outstanding immediately prior to the Effective Time to become 50,000,000 shares of Class B Common Stock from and after the Effective Time.

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

1. **Definitions.** As used in this Article 3, the following terms have the meanings set forth below.

1.1 "***Class B Common Stock Automatic Conversion Event***" shall mean an event wherein one or more shares of Class B Common Stock automatically convert into one or more shares of Class A Common Stock pursuant to Section 4.2 of this Article 3.

1.2 "***Immediate Family***" means as to any natural person, such person's spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or such person's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted.

1.3 "***Spousal Equivalent***" means any two natural persons if the relevant person and the related party are registered as "domestic partners" or the equivalent thereof under the laws of their state of residence or any other law having similar effect or provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least eighteen (18) years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

1.4 "***Transfer***" of a share of Class B Common Stock (collectively, "***Transferred Stock***") shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, a transfer of a share of Transferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Transferred Stock by proxy or otherwise; *provided*, *however*, that the following shall <u>not</u> be considered a Transfer within the meaning of this Section 1.4 of Article 3:

1.4.1 the granting of a proxy to officers or directors of the Corporation at the request or approval of the Board of Directors of the Corporation (the "***Board***") in connection with actions to be taken at an annual or special meeting of stockholders or by written consent of stockholders;

1.4.2   the transfer of one or more shares of Transferred Stock by (i) gift or pursuant to a domestic relations order from a holder of Transferred Stock to such holder's Immediate Family or (ii) to a trust or trusts for the exclusive benefit of such holder or his Immediate Family for no consideration;

1.4.3   the transfer of one or more shares of Transferred Stock effected pursuant to the holder's will or the laws of intestate succession;

1.4.4   as to any holder that is a trust established for the exclusive benefit of a prior holder of such shares of Transferred Stock or such prior holder's Immediate Family, the transfer of one or more shares of Transferred Stock to the prior holder or such prior holder's Immediate Family for no consideration;

1.4.5   the granting of a repurchase right to the Corporation pursuant to an agreement wherein the Corporation has the right or option to purchase or to repurchase shares of Transferred Stock; *provided*, *however*, that the Corporation's purchase or repurchase of such shares of Transferred Stock pursuant to the exercise of such right or option shall constitute a Transfer; or

1.4.6   upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum, or if there are not any disinterested members on the Board, the entire Board.

1.5   "***Voting Control***" with respect to a share of Class B Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement or otherwise.

2.   **General.**

General. Except as expressly provided in this Article 3, Class A Common Stock and Class B Common Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

3.   **Voting.**

3.1   Class A Common. Holders of Class A Common Stock shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.2   Class B Common. Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.3   Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of Class B Common Stock of the Corporation representing a majority of the votes represented by all outstanding shares of Class B Common Stock of the Corporation entitled to vote.

4. **Conversion Rights.** The holders of the Class B Common Stock shall have conversion rights as follows:

4.1 <u>Right to Convert</u>. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock.

4.2 <u>Automatic Conversion</u>. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; *provided*, *however*, that if a holder of Class B Common Stock Transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

4.3 <u>Mechanics of Conversion</u>.

4.3.1 <u>Surrender of Certificates</u>. Before any holder of Class B Common Stock shall be entitled to convert shares of Class B Common Stock into shares of Class A Common Stock, the holder shall either (1) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock or (2) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued; *provided*, *however*, that on the date of a Class B Common Stock Automatic Conversion Event, the outstanding shares of Class B Common Stock subject to such Class B Common Stock Automatic Conversion Event shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, *however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such Class B Common Stock Automatic Conversion Event unless either the certificates evidencing such shares of Class B Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be cancelled and may not be reissued.

4.3.2 <u>Conversion Date</u>. In the event that a holder of Class B Common Stock elects to convert such shares pursuant to Section 4.1 of this Article 3 above, the conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted. In the event of a Class B Common Stock Automatic Conversion Event, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred.

4.3.3   Status as Stockholder. On the date of a conversion pursuant to this Section 4 of this Article 3, all rights of the holder of the shares of Class B Common Stock shall cease and the holder or holders in whose name the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder of such shares of Class A Common Stock, notwithstanding that the certificates representing such shares of Class B Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Class B Common Stock, or that the certificates evidencing such shares of Class A Common Stock shall not then be actually delivered to such holder.

4.3.4   Delivery of Stock Certificates. In the event of a conversion pursuant to this Section 4 of Article 3, the Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee of such holder, a certificate for the number of shares of Class A Common Stock to which such holder shall he entitled.

4.4   Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class B Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred, *provided*, *however*, that such policies and procedures shall not inhibit the ability of a holder to convert such shares of Class B Common Stock to Class A Common Stock. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive.

4.5   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class B Common Stock, in addition to such other remedies as shall be available to the holder of such Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this certificate of incorporation.

4.6   Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

4.7   Status of Converted Stock. In the event any shares of Class B Common Stock shall be converted pursuant to this Section 4 of Article 3, the shares of Class B Common Stock so converted shall be cancelled and shall not be issuable by the Corporation.

ARTICLE IV

The business and affairs of the corporation shall be managed by or under the direction of the board of directors. Except as provided in section 212 of the California Corporations Code, in furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the bylaws of the corporation. The number of directors of the corporation shall be determined in the manner set forth in the bylaws of the corporation. Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide or except as otherwise required by law.

ARTICLE V

To the fullest extent permitted by law, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the CGCL or any other law of the State of California is amended after approval by the stockholders of this Article V to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the CGCL as so amended.

Any repeal or modification of the foregoing provisions of this Article V by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VI

To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which the CGCL permits the corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 317 of the CGCL. Such provision may not provide indemnification of any agent for acts or omissions or transactions from which a director may not be relieved of liability as set forth in the exception to California Corporations Code Section 204(a)(10)

Any amendment, repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

ARTICLE VII

Except as otherwise provided in this Amended and Restated Articles of Incorporation, the corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed by statute, and to add or insert other provisions authorized by the laws of the State of California at the time in force, in the manner now or hereafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Articles of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article VII.

********

3.   The foregoing amendment and restatement of Articles of Incorporation has been adopted by the board of directors of the corporation.

4.   The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of the members of this corporation in accordance with Sections 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 1000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than two-thirds of each class of the outstanding shares.

[***Remainder of Page Intentionally Left Blank***]

I further declare, under penalty of perjury, under the laws of the State of California, that the matters set forth in this certificate are true and correct as of my own knowledge.

Date: November 3, 2022



Scott Samet, President



Douglas Chu, Secretary